

IAMGOLD CORPORATION

TSX : IMG NYSE : IAG

NEWS RELEASE

IAMGOLD SIGNS UJV AGREEMENT WITH STAATSOLIE

Toronto, Ontario, April 24, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce that its subsidiary Rosebel Gold Mines ("RGM") has signed an Unincorporated Joint Venture ("UJV") Agreement ("Agreement") with Staatsolie Maatschappij Suriname NV ("Staatsolie"), relating to the concession areas within the UJV Area of Interest (which includes Saramacca). The UJV excludes the existing Gross Rosebel mining concession, which is 95% owned by RGM and 5% owned by the Republic of Suriname.

Staatsolie is Suriname's state-owned oil company, and also holds a 25% interest in Newmont Suriname as a limited partner.

The Republic of Suriname has chosen to designate Staatsolie as the entity to hold its undivided 30% Participating Interest in the UJV, along with all the associated rights and obligations, which Staatsolie accepted. The UJV was previously agreed to in the Second Amendment to the Mineral Agreement, announced in June 2013, with Staatsolie now the new UJV partner replacing the entity NV1 that was originally designated by the Republic of Suriname to hold their 30% interest.

Under the terms of the Agreement between RGM and Staatsolie, the UJV will be administered as follows:

- The date of transfer of the UJV interest is effective the date of signing of the Agreement, April 22, 2020.
- Pursuant to the Agreement, Staatsolie is required to make an initial contribution equal to 30% of all operating and capital expenses related to the Saramacca Project, including acquisition, exploration, and development costs within the UJV Area. Accordingly, Staatsolie has paid RGM an initial amount of US$34.0 million toward an aggregate owing of US$54.9 million.
- The remaining amount, in addition to ongoing operating and capital expenses, including management fee and interest, will be paid out of Staatsolie's gold entitlement under the UJV Agreement.
- An UJV Board will be established to oversee the UJV and its operations, and will be comprised of four representatives from RGM and two from Staatsolie.
- RGM will remain the UJV Operator, with overall management responsibility for UJV Operations.
- 70% of production from the UJV operations, which includes the Saramacca mine, will be attributable to RGM, with 30% attributable to Staatsolie.
- All royalties and taxes payable in accordance with the Mineral Agreement will be made by each UJV Party in proportion to its Participating Interest.

IAMGOLD's production profile for Rosebel beginning in 2020 already incorporates the 70:30 split for Saramacca.

"We are pleased to welcome Staatsolie as our UJV partner for expansion of the gold production at the Rosebel operations," commented Gordon Stothart, President & CEO of IAMGOLD. "They bring both business savvy and resource industry experience to our partnership. The signing of the UJV Agreement is the product of many years of effort. I would like to thank all parties involved, including the Surinamese Government, Staatsolie, and the IAMGOLD team, for their efforts in achieving this successful outcome."

Rudolf Elias, CEO of Staatsolie, said, "With this participation, Staatsolie increases its share in large-scale gold mining and further implements its diversification strategy."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

<u>For further information please contact:</u>

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

<u>Please note:</u>

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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